SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SONICblue Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83546Q109

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83546Q109		Page 2 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$25,000,000 in principal amount of 7¾ Secured Senior
Subordinated Convertible Debentures (convertible into
1,300,728 shares of Common Stock)(1) (2)

$10,000 in principal amount of 5¾ Convertible Subordinated
Notes (convertible into 520 shares of Common Stock)(2)

Warrants to purchase 2,500,000 shares of Common Stock(2)

710,326 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.4% as of December 31, 2002.  (Based on 97,748,427 shares of Common Stock issued and outstanding as of November 1, 2002, plus the shares of Common Stock issuable upon the conversion of the 7¾  Convertible Debentures and 5¾ Convertible Subordinated Notes and upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1)           The 7¾  Convertible Debentures accrue interest at a rate of 7¾% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year.  At the option of the Company 50% of each interest payment may be made in Common Stock.

(2)           See Footnote 1 in Item 4.

CUSIP No. 83546Q109		Page 3 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLB Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$25,000,000 in principal amount of 7¾ Secured Senior
Subordinated Convertible Debentures (convertible into
1,300,728 shares of Common Stock)(1) (2)

$10,000 in principal amount of 5¾ Convertible Subordinated
Notes (convertible into 520 shares of Common Stock)(2)

Warrants to purchase 2,500,000 shares of Common Stock(2)

710,326 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.4% as of December 31, 2002.  (Based on 97,748,427 shares of Common Stock issued and outstanding as of November 1, 2002, plus the shares of Common Stock issuable upon the conversion of the 7¾  Convertible Debentures and 5¾ Convertible Subordinated Notes and upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1)           The 7¾  Convertible Debentures accrue interest at a rate of 7¾% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year.  At the option of the Company 50% of each interest payment may be made in Common Stock.

(2)           See Footnote 1 in Item 4.

CUSIP No. 83546Q109		Page 4 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$25,000,000 in principal amount of 7¾ Secured Senior
Subordinated Convertible Debentures (convertible into
1,300,728 shares of Common Stock)(1) (2)

$10,000 in principal amount of 5¾ Convertible Subordinated
Notes (convertible into 520 shares of Common Stock)(2)

Warrants to purchase 2,500,000 shares of Common Stock(2)

710,326 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.4% as of December 31, 2002.  (Based on 97,748,427 shares of Common Stock issued and outstanding as of November 1, 2002, plus the shares of Common Stock issuable upon the conversion of the 7¾  Convertible Debentures and 5¾ Convertible Subordinated Notes and upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) OO; HC

(1)           The 7¾  Convertible Debentures accrue interest at a rate of 7¾% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year.  At the option of the Company 50% of each interest payment may be made in Common Stock.

(2)           See Footnote 1 in Item 4.

CUSIP No. 83546Q109		Page 5 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$25,000,000 in principal amount of 7¾ Secured Senior
Subordinated Convertible Debentures (convertible into

1,300,728 shares of Common Stock)(1) (2)

$10,000 in principal amount of 5¾ Convertible Subordinated
Notes (convertible into 520 shares of Common Stock)(2)

Warrants to purchase 2,500,000 shares of Common Stock(2)

710,326 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.4% as of December 31, 2002.  (Based on 97,748,427 shares of Common Stock issued and outstanding as of November 1, 2002, plus the shares of Common Stock issuable upon the conversion of the 7¾  Convertible Debentures and 5¾ Convertible Subordinated Notes and upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) IN; HC

(1)           The 7¾  Convertible Debentures accrue interest at a rate of 7¾% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year.  At the option of the Company 50% of each interest payment may be made in Common Stock.

(2)           See Footnote 1 in Item 4.

CUSIP No. 83546Q109		Page 6 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Wellington Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$25,000,000 in principal amount of 7¾ Secured Senior
Subordinated Convertible Debentures (convertible into
1,300,728 shares of Common Stock)(1) (2)

$10,000 in principal amount of 5¾ Convertible Subordinated
Notes (convertible into 520 shares of Common Stock)(2)

Warrants to purchase 2,500,000 shares of Common Stock(2)

710,326 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.4% as of December 31, 2002.  (Based on 97,748,427 shares of Common Stock issued and outstanding as of November 1, 2002, plus the shares of Common Stock issuable upon the conversion of the 7¾  Convertible Debentures and 5¾ Convertible Subordinated Notes and upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) PN; HC

(1)           The 7¾  Convertible Debentures accrue interest at a rate of 7¾% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year.  At the option of the Company 50% of each interest payment may be made in Common Stock.

(2)           See Footnote 1 in Item 4.

CUSIP No. 83546Q109		Page 7 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$25,000,000 in principal amount of 7¾ Secured Senior
Subordinated Convertible Debentures (convertible into
1,300,728 shares of Common Stock)(1) (2)

$10,000 in principal amount of 5¾ Convertible Subordinated
Notes (convertible into 520 shares of Common Stock)(2)

Warrants to purchase 2,500,000 shares of Common Stock(2)

710,326 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.4% as of December 31, 2002.  (Based on 97,748,427 shares of Common Stock issued and outstanding as of November 1, 2002, plus the shares of Common Stock issuable upon the conversion of the 7¾  Convertible Debentures and 5¾ Convertible Subordinated Notes and upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO

(1)           The 7¾  Convertible Debentures accrue interest at a rate of 7¾% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year.  At the option of the Company 50% of each interest payment may be made in Common Stock.

(2)           See Footnote 1 in Item 4.

CUSIP No. 83546Q109		Page 8 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Kensington Global Strategies Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$25,000,000 in principal amount of 7¾ Secured Senior
Subordinated Convertible Debentures (convertible into
1,300,728 shares of Common Stock)(1) (2)

$10,000 in principal amount of 5¾ Convertible Subordinated
Notes (convertible into 520 shares of Common Stock)(2)

Warrants to purchase 2,500,000 shares of Common Stock(2)

710,326 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.4% as of December 31, 2002.  (Based on 97,748,427 shares of Common Stock issued and outstanding as of November 1, 2002, plus the shares of Common Stock issuable upon the conversion of the 7¾  Convertible Debentures and 5¾ Convertible Subordinated Notes and upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO; HC

(1)           The 7¾  Convertible Debentures accrue interest at a rate of 7¾% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year.  At the option of the Company 50% of each interest payment may be made in Common Stock.

(2)           See Footnote 1 in Item 4.

CUSIP No. 83546Q109		Page 9 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aragon Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$25,000,000 in principal amount of 7¾ Secured Senior
Subordinated Convertible Debentures (convertible into
1,300,728 shares of Common Stock)(1) (2)

$10,000 in principal amount of 5¾ Convertible Subordinated
Notes (convertible into 520 shares of Common Stock)(2)

Warrants to purchase 2,500,000 shares of Common Stock(2)

710,326 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.4% as of December 31, 2002.  (Based on 97,748,427 shares of Common Stock issued and outstanding as of November 1, 2002, plus the shares of Common Stock issuable upon the conversion of the 7¾  Convertible Debentures and 5¾ Convertible Subordinated Notes and upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) CO

(1)           The 7¾  Convertible Debentures accrue interest at a rate of 7¾% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year.  At the option of the Company 50% of each interest payment may be made in Common Stock.

(2)           See Footnote 1 in Item 4.

CUSIP No. 83546Q109		Page 10 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Trading Group L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
$25,000,000 in principal amount of 7¾ Secured Senior
Subordinated Convertible Debentures (convertible into
1,300,728 shares of Common Stock)(1) (2)

$10,000 in principal amount of 5¾ Convertible Subordinated
Notes (convertible into 520 shares of Common Stock)(2)

Warrants to purchase 2,500,000 shares of Common Stock(2)

710,326 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 4.4% as of December 31, 2002.  (Based on 97,748,427 shares of Common Stock issued and outstanding as of November 1, 2002, plus the shares of Common Stock issuable upon the conversion of the 7¾  Convertible Debentures and 5¾ Convertible Subordinated Notes and upon the exercise of the Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions) OO

(1)           The 7¾  Convertible Debentures accrue interest at a rate of 7¾% per annum from the date of issuance, payable in cash on March 1 and September 1 of each year.  At the option of the Company 50% of each interest payment may be made in Common Stock.

(2)           See Footnote 1 in Item 4.

CUSIP No. 83546Q109	Page 11 of 17
Item 1.
(a)	Name of Issuer SONICBLUE INCORPORATED
(b)	Address of Issuer's Principal Executive Offices 2841 Mission College Boulevard Santa Clara, California 95054

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship
Citadel Limited Partnership 225 W. Washington 9th Floor Chicago, Illinois 60606 Illinois limited partnership

GLB Partners, L.P. 225 W. Washington 9th Floor Chicago, Illinois 60606 Delaware limited partnership

Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Delaware limited liability company

Kenneth Griffin 225 W. Washington 9th Floor Chicago, Illinois 60606 U.S. Citizen

Citadel Wellington Partners L.P. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Illinois limited partnership

CUSIP No. 83546Q109		Page 12 of 17
Citadel Equity Fund Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Bermuda company

Citadel Kensington Global Strategies Fund Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Bermuda company

Aragon Investments, Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Bermuda company

Citadel Trading Group L.L.C. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Delaware limited liability company

	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 83546Q109.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

CUSIP No. 83546Q109		Page 13 of 17
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒
Item 4.	Ownership

CITADEL LIMITED PARTNERSHIP

GLB PARTNERS, L.P.

CITADEL INVESTMENT GROUP, L.L.C.

KENNETH GRIFFIN

CITADEL WELLINGTON PARTNERS L.P.

CITADEL EQUITY FUND LTD.

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.

ARAGON INVESTMENTS, LTD.

CITADEL TRADING GROUP L.L.C.

CUSIP No. 83546Q109		Page 14 of 17
(a)

Amount beneficially owned:
$25,000,000 in principal amount of 7¾ Secured Senior Subordinated Convertible Debentures (convertible into 1,300,728 shares of Common Stock)(1)

$10,000 in principal amount of 5¾  Convertible Subordinated Notes (convertible into 520 shares of Common Stock)(1)

Warrants to purchase 2,500,000 shares of Common Stock(1)

710,326 shares of Common Stock

(b)

Percent of class:

Approximately 4.4% as of December 31, 2002.  (Based on 97,748,427 shares of Common Stock issued and outstanding as of November 1, 2002, plus the shares of Common Stock issuable upon the conversion of the 7¾  Convertible Debentures and 5¾  Convertible Subordinated Notes and upon the exercise of the Warrants referred to in item (a)  above.)

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: See item (a) above.
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: See item (a) above.

(1)  The 7¾  Convertible Debentures accrue interest at a rate of 7¾%  per annum from April 22, 2002, payable in cash on March 1 and September 1 of each year.  At the Company’s option 50% of each interest payment may be made in shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”)(not to exceed 200,000 shares with respect to any interest payment date).  As of December 31, 2002, the 7¾  Convertible Debentures had accrued interest of approximately $647,602.74.  If the Company elects to pay part of the interest payment in shares of Common Stock, the Common Stock will be valued at 95% of the average of the closing prices for the five consecutive trading days ending on and including the third trading day prior to the interest payment date (every March 1 and September 1) for which interest will partially be paid in shares of Common Stock.

CUSIP No. 83546Q109	Page 15 of 17

The 5¾  Convertible Subordinated Notes accrue interest of 5¾%  per annum, payable semi-annually.  The notes are convertible at the option of the note holders into the Company’s Common Stock at an initial conversion price of $19.22 per share, subject to adjustment.

The securities reported herein include (i) 710,326 shares of Common Stock (ii) 1,300,728 shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $25,000,000 in principal amount of the Company’s 7¾   Secured Senior Subordinated Convertible Debentures due September 1, 2005 which may be converted by the Reporting Persons, at any time prior to the close of business on September 1, 2005, into shares of Common Stock at the conversion price equal to $19.22, subject to adjustment upon certain dilutive events, (iii) 520 shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $10,000 in principal amount of the Company’s 5¾   Convertible Subordinated Notes due October 1, 2003 which may be converted by the Reporting Persons, at any time prior to the close of business on October 1, 2005, into shares of Common Stock at the conversion price equal to $19.22, subject to adjustment and (iv) 2,500,000 shares of Common Stock that the Reporting Person may acquire in the future through the exercise by the Reporting Persons of warrants (the “Warrants”) at an exercise price equal to $3.39. The 7¾  Convertible Debentures and Warrants were issued on April 22, 2002.

Pursuant to the terms of the 7¾  Convertible Debentures and the Warrants, the Reporting Persons cannot be the “beneficial owners” of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following                      [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 2 above.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Adam C. Cooper is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on November 19, 2002, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Form 3 for Metals USA, Inc.

CUSIP No. 83546Q109	Page 16 of 17

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2003		KENNETH GRIFFIN

		By:	/s/ Adam C. Cooper
Adam C. Cooper, attorney-in-fact

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	GLB Partners, L.P.,	By:	/s/ Adam C. Cooper
	its General Partner		Adam C. Cooper, Senior Managing Director and General Counsel
By:	Citadel Investment Group, L.L.C.,
	its General Partner	CITADEL EQUITY FUND LTD.

By:	/s/ Adam C. Cooper	By:	Citadel Limited Partnership,
	Adam C. Cooper, Senior Managing Director and General Counsel		its Portfolio Manager

GLB PARTNERS, L.P.		By:	GLB Partners, L.P.,
its General Partner

By:	Citadel Investment Group, L.L.C.,	By:	Citadel Investment Group, L.L.C.,
	its General Partner		its General Partner

By:	/s/ Adam C. Cooper	By:	s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.		CITADEL TRADING GROUP L.L.C.

By:	Citadel Limited Partnership, its Portfolio Manager	By:	Citadel Limited Partnership, its Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CUSIP No. 83546Q109	Page 17 of 17
ARAGON INVESTMENTS, LTD.

By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper
Adam C. Cooper, Senior Managing Director and General Counsel

CITADEL WELLINGTON PARTNERS L.P.

By:	Citadel Limited Partnership, its General Partner

By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper
Adam C. Cooper, Senior Managing Director and General Counsel